As filed with the Securities and Exchange Commission on August 30, 2013. Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares
Representing Ordinary Participation Certificates

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
(Exact name of issuer of deposited securities as specified in its charter)

Volaris Aviation Holding Company

(Translation of issuer’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [X]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing Ordinary Participation Certificates (Certificados de Participación Ordinarios)	100,000,000 American Depositary Shares	$5.00	$5,000,000	$682.00
Ordinary Participation Certificates (Certificados de Participación Ordinarios) representing financial interests in Series A shares of Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	1,000,000,000 Ordinary Participation Certificates	$0	$0	$0(2)
(1)	For the purpose of this table only the term “unit” is defined as 100 American Depositary Shares.
(2)	Pursuant to Rule 457(k), the fee is computed on the basis that no fees or charges are to be imposed in connection with the issuance of Ordinary Participation Certificates.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet – American Depositary Shares

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22

3. Fees and Charges	Articles number 7 and 8

Cross Reference Sheet – Ordinary Participation Certificates

Information about the Ordinary Participation Certificates required by Item 1 of Form F-6 is set forth in the Form of Receipt, Article 24.

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a(1).	Form of Deposit Agreement dated as of ____________, 2013 among Controladora Vuela Compañía de Aviación, S.A.B. de C.V., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1(1).
a(2)	English translation of form of Trust Agreement dated ____________, 2013 between Controladora Vuela Compañía de Aviación, S.A.B. de C.V., as grantor, and Nacional Financiera, S.N.C., Institucíon de Banca de Desarrollo, as trustee. – Filed herewith as Exhibit 1(2)
a(3)	English translation of form of Deed dated ____________, 2013 among Controladora Vuela Compañía de Aviación, S.A.B. de C.V., Nacional Financiera, S.N.C., Institucíon de Banca de Desarrollo, Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero and Comisíon Nacional Bancaria y de Valores – Filed herewith as Exhibit 1(3)
b.	Form of letter from The Bank of New York Mellon to Controladora Vuela Compañía de Aviación, S.A.B. de C.V. dated __________, 2013 relating to pre-release activities. – Filed herewith as Exhibit 2.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.
d(1).	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4(1)
d(2).	Opinion of Juan Manuel Altamirano León, counsel for Nacional Financiera, S.N.C., Institucíon de Banca de Desarrollo, as trustee, as to the legality of the securities to be registered. – Filed herewith as Exhibit 4(2).

e. Certification under Rule 466. – Not applicable.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of American Depositary Shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 30, 2013.

Legal entity created by the agreement for the issuance of American Depositary Shares representing Ordinary Participation Certificates.

By: The Bank of New York Mellon,

as Depositary

By: /s/ Joanne Di Giovanni Hawke

Name:   Joanne Di Giovanni Hawke

Title:     Managing Director

Pursuant to the requirements of the Securities Act of 1933, the registrant with respect to the Ordinary Participation Certificates certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on August 30, 2013.

Legal entity created by the agreement for the issuance of Ordinary Participation Certificates representing financial interests in Series A shares of common stock, with no par value, of Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

By: Nacional Financiera, S.N.C.,

as Trustee

By: /s/ JUAN ALTAMIRANO LEÓN

Name: Juan Altamirano León

Pursuant to the requirements of the Securities Act of 1933, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Mexico City, Mexico, on August 30, 2013.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

By: /s/ ENRIQUE BELTRANENA
Name: Enrique Beltranena

Title: Chief Executive Officer

By: /s/ FERNANDO SUÁREZ
Name: Fernando Suárez

Title: Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Fernando Suárez and Jaime Pous, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on August 30, 2013.

Signature	Title
/s/ ENRIQUE BELTRANENA
Enrique Beltranena	Chief Executive Officer

/s/ FERNANDO SUÁREZ
Fernando Suárez	Chief Financial Officer
/s/ CARLOS ALBERTO GONZÁLEZ
Carlos Alberto González	Corporate Controller Director

/s/ GILBERTO PEREZALONSO CIFUENTES
Gilberto Perezalonso Cifuentes	Director and Chairman of the Board

/s/ PEDRO CARLOS ASPE ARMELLA
Pedro Carlos Aspe Armella	Director

/s/ BRIAN H. FRANKE
Brian H. Franke	Director

/s/ WILLIAM A. FRANKE
William A. Franke	Director

/s/ HARRY F. KRENSKY
Harry F. Krensky	Director

/s/ ROBERTO JOSÉ KRIETE ÁVILA
Roberto José Kriete Ávila	Director

/s/ RODOLFO MONTEMAYOR GARZA
Rodolfo Montemayor Garza	Director

/s/ JORGE ANTONIO VARGAS DIEZ BARROSO
Jorge Antonio Vargas Diez Barroso	Director

/s/ JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ
José Luis Fernández Fernández	Independent Director

/s/ JOAQUÍN ALBERTO PALOMO DÉNEKE
Joaquín Alberto Palomo Déneke	Independent Director

/s/ JOHN A. SLOWIK
John A. Slowik	Independent Director

/s/ DONALD PUGLISI
Donald Puglisi	Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1(1)

Form of Deposit Agreement dated as of ____________, 2013 among Controladora Vuela Compañía de Aviación, S.A.B. de C.V., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

1(2)

English translation of form of Trust Agreement dated ___________, 2013 between Controladora Vuela Compañía de Aviación, S.A.B. de C.V., as grantor, and Nacional Financiera, S.N.C., Institucíon de Banca de Desarrollo, as trustee.

1(3)

English translation of form of Deed dated ____________, 2013 among Controladora Vuela Compañía de Aviación, S.A.B. de C.V., Nacional Financiera, S.N.C., Institucíon de Banca de Desarrollo, Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero and Comisíon Nacional Bancaria y de Valores

2	Form of letter from The Bank of New York Mellon to Controladora Vuela Compañía de Aviación, S.A.B. de C.V. dated __________, 2013 relating to pre-release activities

4(1)	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

4(2)	Opinion of Juan Manuel Altamirano León, counsel for Nacional Financiera, S.N.C., Institucíon de Banca de Desarrollo, as trustee, as to the legality of the securities to be registered.